EXHIBIT 21.1

Subsidiaries Of The Registrant

Acorn Media Group, Inc.	District of Columbia
RLJ Entertainment Holdings Ltd	England and Wales
RLJ Entertainment Ltd	England and Wales
Acorn Productions Ltd	England and Wales
Acorn Global Enterprises Limited	England and Wales
RLJE International Ltd	England and Wales
Acorn Media Enterprises Limited	England and Wales
RLJ Entertainment Australia Pty Ltd	Australia
Image Entertainment, Inc.	Delaware
Image/Madacy Home Entertainment, LLC	California